Exhibit 3.1

AMENDMENT TO XPERI CORPORATION

AMENDED AND RESTATED BYLAWS

Dated: February 1, 2018

Pursuant to the resolutions duly adopted by the Board of Directors of Xperi Corporation, a Delaware corporation, the Amended and Restated Bylaws of Xperi Corporation, as amended and restated December 1, 2016 (the “Bylaws”), are amended as follows:

Section 3.2 of the Bylaws is hereby amended to read in its entirety as follows:

3.2    NUMBER OF DIRECTORS

Until changed by a proper amendment to this Section 3.2, the authorized number of directors shall be eight (8).

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.